Exhibit 99.2
Computation of Consolidated Ratios of Earnings to Fixed Charges
Canadian GAAP

	Three months	Nine months
	ended July 31,	ended July 31,	Year ended October 31,
(in millions of Canadian dollars, except for ratios)	2010	2010	2009	2008	2007	2006	2005

Excluding Interest on Deposits

Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$231	$658	$982	$2,333	$3,097	$2,434	$1,679
Estimated interest within rental expense	29	83	113	109	100	97	82
Preferred dividend requirement (2)	–	–	–	12	13	28	30

Total Fixed Charges	$260	$741	$1,095	$2,454	$3,210	$2,559	$1,791

Earnings
Income from continuing operations before income taxes (3)	$791	$2,614	$2,076	$1,977	$2,395	$3,452	$3,327
Adjusted for: Earnings and distributions related to equity investees	–	(6)	1	(18)	(35)	27	(5)
Fixed Charges (excluding preferred dividend requirement)	260	741	1,095	2,442	3,197	2,531	1,761

Earnings	$1,051	$3,349	$3,172	$4,401	$5,557	$6,010	$5,083

Ratio of Earnings to Fixed Charges, excluding interest on deposits	4.04	4.52	2.90	1.79	1.73	2.35	2.84

Including Interest on Deposits

Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$841	$2,354	$5,023	$9,674	$11,002	$8,177	$5,382
Estimated interest within rental expense	29	83	113	109	100	97	82
Preferred dividend requirement (2)	–	–	–	12	13	28	30

Fixed Charges	$870	$2,437	$5,136	$9,795	$11,115	$8,302	$5,494

Earnings
Income from continuing operations before income taxes (3)	$791	$2,614	$2,076	$1,977	$2,395	$3,452	$3,327
Adjusted for: Earnings and distributions related to equity investees	–	(6)	1	(18)	(35)	27	(5)
Fixed Charges (excluding preferred dividend requirement)	870	2,437	5,136	9,783	11,102	8,274	5,464

Earnings	$1,661	$5,045	$7,213	$11,742	$13,462	$11,753	$8,786

Ratio of Earnings to Fixed Charges, including interest on deposits	1.91	2.07	1.40	1.20	1.21	1.42	1.60

(1)	Includes amortization of debt issuance costs.

(2)	Represents pre-tax earnings required to pay preferred dividends.

(3)	Adjusted for capitalized interest in 2010, 2009, 2008, 2006 and 2005 ($Nil impact for 2007).

Computation of Consolidated Ratios of Earnings to Fixed Charges
U.S. GAAP

	Three months	Nine months
	ended July 31,	ended July 31,	Year ended October 31,
(in millions of Canadian dollars, except for ratios)	2010	2010	2009	2008	2007	2006	2005

Excluding Interest on Deposits

Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$213	$601	$902	$2,242	$2,998	$2,335	$1,582
Estimated interest within rental expense	29	83	113	109	100	97	82
Preferred dividend requirement (2)	—	—	—	12	13	28	30

Total Fixed Charges	$242	$684	$1,015	$2,363	$3,111	$2,460	$1,694

Earnings
Income from continuing operations before income taxes (3)	$1,099	$2,787	$2,324	$1,888	$2,439	$3,434	$3,221
Adjusted for: Earnings and distributions related to equity investees	—	(6)	1	(18)	(35)	27	(5)
Fixed Charges (excluding preferred dividend requirement)	242	684	1,015	2,351	3,098	2,432	1,664

Earnings	$1,341	$3,465	$3,340	$4,221	$5,502	$5,893	$4,880

Ratio of Earnings to Fixed Charges, excluding interest on deposits	5.54	5.07	3.29	1.79	1.77	2.40	2.88

Including Interest on Deposits

Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$823	$2,297	$4,943	$9,583	$10,903	$8,078	$5,285
Estimated interest within rental expense	29	83	113	109	100	97	82
Preferred dividend requirement (2)	—	—	—	12	13	28	30

Fixed Charges	$852	$2,380	$5,056	$9,704	$11,016	$8,203	$5,397

Earnings
Income from continuing operations before income taxes (3)	$1,099	$2,787	$2,324	$1,888	$2,439	$3,434	$3,221
Adjusted for: Earnings and distributions related to equity investees	—	(6)	1	(18)	(35)	27	(5)
Fixed Charges (excluding preferred dividend requirement)	852	2,380	5,056	9,692	11,003	8,175	5,367

Earnings	$1,951	$5,161	$7,381	$11,562	$13,407	$11,636	$8,583

Ratio of Earnings to Fixed Charges, including interest on deposits	2.29	2.17	1.46	1.19	1.22	1.42	1.59

(1)	Includes amortization of debt issuance costs.

(2)	Represents pre-tax earnings required to pay preferred dividends.

(3)	Adjusted for capitalized interest in 2010, 2009, 2008, 2006 and 2005 ($Nil impact for 2007).